United States securities and exchange commission lo

December 29, 2020

Mr. Joshua Lobert

Staff Attorney

Division of Corporation Finance

Office of Real Estate and Commodities

United States Securities and Exchange Commission Division of Corporate Finance

Washington, D.C. 20549

Re: RAD Diversified REIT, Inc. Offering Statement on Form 1-A Post-qualification Amendment No. 1 Filed November 17, 2020

File No. 024-11020

Dear Mr. Lobert:

We acknowledge receipt of the comments in your letter dated December 1, 2020 regarding the Offering Statement of RAD Diversified REIT, Inc (the “Company”). We appreciate the opportunity to respond to your comments.

Post-Qualification Amendment to Offering Statement on Form 1-A General

1.       We note that you are offering up to $50 million in shares of your common stock. In Part I, Item 4 you disclose that you have sold $5,502,982.23 pursuant to a qualified offering statement. It appears that the aggregate offering price of this offering plus the aggregate sales attributable to all the securities sold within the past 12 months exceeds $50 million. Please refer to Rule 251(a) of Regulation A and General Instruction I to Form 1-A and reduce the amount of securities offered herein to not exceed $50 million.

The Company has revised and corrected the disclosure to indicate that to date it has sold $6,184,715 in shares of common stock under its offering statement qualified on November 1, 2019. We clarified on the cover page that it is offering the balance of up to $43,815,285 of common stock.

Risk Factors, page 17

2.        Please add a risk factor that discusses the risks of COVID-19 on your business, financial condition and results of operations. Refer to CF Disclosure Guidance: Topic No. 9 for additional guidance.

The Company has added a risk factor on page 58 to discuss risks for its business related to the Covid-19 pandemic.

Determination of Offering Price, page 62

3.        We note that you calculated the offering price to be $12.01 per share. Please provide tabular disclosure that demonstrates the components of your NAV calculation. Additionally, please tell us whether this is your first adjustment to the offering price. In this regard, we note that Section 3.1 of your subscription and real estate purchase agreements states that the securities were sold pursuant to a qualified offering circular and Section 9.1 states that the purchase price was $11.07 per share. We may have further comment.

The Company has added tabular disclosure to demonstrate the components of our NAV calculation on page 62. The Company notes that, based on this calculation, the offering price has been adjusted to $13.67 per share, which has become the current offering price. The Company has also added disclosure on page 62 to clarify that it has adjusted the offering price four times and added a table showing shares of common stock sold to date. The Company notes that shares of common stock sold pursuant to the subscription and real estate agreements included in exhibits 15(b)(10)-15(b)(12) were sold at the adjusted offering price as of the date of those agreements, February 2, 2020.

Management's Discussion and Analysis, page 95

4.        We note that as of June 30, 2020 you have generated $319,176 of revenue. Please disclose your results of operations for the year ended December 31, 2019 and the interim period ended June 30, 2020. See Item 10 of Form S-11 and Item 303 of Regulation S-K.

The company has added disclosure as requested by the Staff.

Certain Relationships and Related Transactions, page 142

5.        We note that on February 2, 2020 you sold shares to three funds that are also managed by your manager in exchange for notes. Please disclose the information required by Item 23 of Form S-11. Refer to Item 404 of Regulation S-K. In this regard, please update Item 6 of Part I for the sales of your shares.

The Company has expanded the disclosure in this section as requested by the Staff.

Exhibits
Subscription Agreement, page 191

6.        We note that Section 12.3 of your subscription agreement contains an exclusive forum provision. Please revise your risk factor on page 60 to disclose whether this provision applies to actions arising under the Securities Act or Exchange Act. If so, please also state that there is uncertainty as to whether a court would enforce such provision. If the provision applies to Securities Act claims, please also state that investors cannot waive compliance with the federal securities laws and the rules and regulations thereunder. Additionally, Section 12.1 of your subscription agreement indicates that the agreement is governed by the laws of California. However, Section 12.2 indicates that the subscription agreement is governed by the laws of Delaware. Please reconcile.

The Company has added a revised risk factor explaining that the provision does not apply to actions arising under the Exchange Act and may be unenforceable under the Securities Act. We have revised and reconciled section 12.2 of the subscription agreement to indicate that it will be governed by the laws of California.

Signatures, page 192

7.        Please have your principal accounting officer sign the offering statement. Refer to Instruction 1 to the Instructions to Signatures of Part II to Form 1-A.

The signature of the Company’s principal accounting officer has been added.

Thank you again for the opportunity to respond to your questions to the Offering Statement of RAD Diversified REIT, Inc. If you have additional questions or comments, please contact me at fanni@crowdchecklaw.com.

Sincerely,

/s/ Fanni Koszeg

Counsel

CrowdCheck Law LLP

700 12th St NW, Ste 700,

Washington, DC 20005-4052

cc:

Brandon Dutch Mendenhall
President and Chief Executive Officer

RAD Diversified REIT, Inc.
211 N. Lois Avenue

Tampa, FL 33609